Exhibit 21.1

LIST OF SUBSIDIARIES

Below are the Registrant's subsidiaries as of March 15, 2021:

Subsidiary	Jurisdiction of Organization

CarLotz Group, Inc.	Delaware

Orange Grove Fleet Solutions, LLC	Virginia

Orange Peel, LLC	Virginia

Orange Peel Reinsurance Company, Ltd.	Turks and Caicos Islands, British West Indies

Orange Peel Protection Reinsurance, Ltd	Turks and Caicos Islands, British West Indies